UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68126

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __January 1, 2021__ AND ENDING __December 31, 2021__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GTS Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
545 Madison Avenue 15th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christian Tiriolo	212-715-5910	ctiriolo@gtsx.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Avenue, Floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

September 24, 2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

PUBLIC

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christian Tiriolo _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GTS Securities LLC _____, as of 12/31 _____, 2 021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ALESSANDRA B. BOZZO
Notary Public - State of New York
No. 01BO6376564
Qualified in New York County
My Commission Expires June 11, 2022

Signature:

Title:
Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GTS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Manager and Member of GTS Securities, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GTS Securities, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as GTS Securities, LLC's auditor since 2015.

New York, New York
February 28, 2022

(Continued)

GTS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash	$	6,603,189
Securities owned, at fair value		9,573,013,006
Receivable from brokers		731,017,225
Memberships in exchanges owned, at adjusted cost		1,262,300
Intangible assets		1,752,513
Goodwill		5,699,116
Other assets		20,629,797
TOTAL ASSETS	$	10,339,977,146

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	17,062,514
Securities sold, but not yet purchased, at fair value		10,014,825,407
Accrued compensation		21,060,695
Contingent liability		15,000,000
TOTAL LIABILITIES		10,067,948,616
MEMBER'S EQUITY		272,028,530
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	10,339,977,146

The accompanying notes are an integral part of this financial statement.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

GTS Securities, LLC (the "Company") was organized in the state of Delaware as a limited liability company and is wholly owned by GTS Financial LLC (the "Parent"). As a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), CME Group (which includes memberships on the CME, IOM, IMM, GEM, and CBOT Exchanges) and various US securities exchanges. The Company currently operates on a fully disclosed basis through its brokers Goldman Sachs and Co., ED&F Man Capital Markets Inc., BNP Paribas, ABN AMRO Clearing Chicago LLC, and CF Secured, LLC (collectively, the "Clearing Brokers"). The Clearing Brokers, operating pursuant to their respective clearing agreements, handle the clearing and settlement aspects of the Company's trading operations.

The Company does not carry customer accounts. The Company is a market-maker in listed equities and options on multiple US securities exchanges, a designated market marker ("DMM") on the NYSE in symbols assigned to the Company and a proprietary trading company.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of automated systems and control procedures.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates. It is reasonably possible that our estimate of liabilities from contingencies could change. The resulting change in these estimates could be material to the financial statements.

Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value in three broad levels:

- *Level 1* – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

- *Level 2* – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

- *Level 3* – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

Exchange-Traded Equity Securities and Corporate Bonds – Exchange-traded equity securities and corporate bonds are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

Listed Option Contracts – Listed derivatives that are actively traded are categorized in Level 1 of the fair value hierarchy. Listed option contracts valued by the Company using pricing models are categorized in Level 2 of the fair value hierarchy. For actively traded options that have observable bid and ask prices, the Company carries positions at the point within the bid-ask range that meets its best estimate of fair value. For options that are not actively traded, the fair value can be either observed or modeled using pricing models. Many pricing models do not entail material subjectivity because the methodologies do not necessitate significant judgment, and the pricing inputs are observed from active markets. Listed option contracts valued by the Company using pricing models are categorized in Level 2 of the fair value hierarchy. The pricing models used by the Company are widely accepted by the financial services industry.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Trading Activity

Purchases and sales of securities are recorded on a trade-date basis.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the CME Group exchanges listed in Note 1 above and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. At December 31, 2021, the fair value of exchange memberships was $875,500.

Current Expected Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company's receivables from brokers include amounts receivable from unsettled trades and cash deposits. The Company's trades and contracts are cleared through the Clearing Brokers and settled daily between the Clearing Brokers and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Goodwill and Intangible Assets

Intangible assets are recorded as part of acquisitions the Company made. Intangible assets are amortized over their estimated useful lives and are reviewed for impairment on an annual basis when impairment indicators are present. The estimated useful lives of intangible assets are five to six years and are amortized using the straight-line method. At December 31, 2021, intangible assets had a gross value of $7,588,666 and a net value of $1,752,513.

The Company carries goodwill based on its value at acquisition. Goodwill impairment testing is performed on an annual basis.

Contingent Liabilities

The Company has contingent liabilities. Refer to Note 9 for information relating to contingent liabilities.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in Note 2. The following table presents information about the Company's securities owned, at fair value, and securities sold, but not yet purchased, at fair value as of December 31, 2021:

	Quoted Market Prices Level 1
Assets (at fair value):	
Equities	$ 3,947,617,915
Fixed income	4,683,656
Options	5,620,711,435
Total assets (at fair value):	$ 9,573,013,006
Liabilities (at fair value):	
Equities	$ 1,917,426,966
Fixed income	10,276,327
Options	8,087,122,114
Total Liabilities (at fair value):	$ 10,014,825,407

As part of the Company's acquisition of the trading desks described in Note 9, the Company has a contingent liability, which the Company deems a Level 3 liability in the fair value hierarchy. As of December 31, 2021, the Company values the contingent liability at approximately $15,000,000 and it can be found in the statement of financial condition.

NOTE 4 – INCOME TAXES

For purposes of federal, state and local income taxes, the Company's status as a separate tax entity is disregarded. As such, the operations of the Company are treated as held directly by its sole member, the Parent. Accordingly, the Parent is responsible for reporting the Company's federal, state and local taxable income or loss and has elected not to push down the federal, state and local effects of income taxes to the Company. There are no federal, state and local tax sharing arrangements between the Company and the Parent. Additionally, there are no obligations for the Company to fund the federal, state and local tax liabilities, if any, of the Parent. The Company is included in the consolidated federal, state and local income tax returns filed by the Parent.

NOTE 5 – RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer accounts.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has a service agreement with Strike Technologies LLC for a variety of services used in the Company's operations as prescribed in the agreement. Under this agreement, Strike Technologies LLC, an affiliated company, provides infrastructure technology and software development and support to the Company.

The Company has an expense sharing and reimbursement agreement with GTS Execution Services LLC ("GTEX"), an affiliated broker-dealer. Through this agreement, GTEX reimburses the Company personnel costs that are shared between the two broker-dealers.

The Company acts as an executing broker for GTEX. As such, GTEX is charged a fee for trades in which the Company acts as the executing broker. As of December 31, 2021, approximately $373,453 remains receivable and is included in other assets on the statement of financial condition.

The Company also has multiple license agreements with GTS Group US LLC. Under these agreements, GTS Group US LLC, an affiliated company, provides office space to the Company.

In September 2018, the Company entered into a note payable with GTS Securities Europe Ltd. for $3,400,000. The note was payable on demand of GTS Securities Europe Ltd., was interest only, and carried an interest rate of 3% per annum. The note was fully repaid in July, 2021.

In May 2021, the Company entered into a revolving credit agreement with LVS Partners Limited for a principal sum of $50,000,000. This revolving credit agreement has an interest rate of 10% per annum. There are no amounts outstanding as of December 31, 2021.

NOTE 7 – RECEIVABLE FROM AND PAYABLE TO BROKERS

As of December 31, 2021, receivable from brokers primarily represents amounts due to the Company for cash held by the Clearing Brokers, open equity in futures transactions and cash held as collateral for certain transactions. Amounts receivable from the Clearing Brokers may be restricted to the extent that balances were proceeds for securities sold, but not yet purchased. At December 31, 2021, approximately $731,017,000 was receivable from the Clearing Brokers and was substantially in cash, of which approximately $10,885,050 was held as collateral.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $251,299,813, which exceeded the minimum requirement of $1,012,772 by $250,287,041. The Company's ratio of aggregate indebtedness to net capital was .06 to 1 as of December 31, 2021.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, against specified potential losses in connection with providing services to the Company. The maximum potential amount of future payments relating to these that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and, as of December 31, 2021, has not recorded any contingent liability in the financial statement for these indemnifications.

In the normal course of business, the Company is subject to regulatory proceedings arising in connection with the conduct of its operations. These matters could result in censures, fines, or other sanctions. The Company is currently subject to regulatory investigations related to the operation of three different algorithmic, proprietary trading strategies. The Company will vigorously defend itself in the event of any action stemming from such investigations. Given the inherent difficulty of predicting the outcome of regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines may be sought, the Company cannot estimate losses or ranges of losses where there is only a reasonable possibility that a loss may be incurred.

In connection with a prior acquisition, the Company has a contingent liability. The Company valued the contingent liability at $15,000,000 and it can be found on the statement of financial condition. Based on trading performance, beginning in the year ending December 31, 2022 and ending in the year ending December 31, 2024, the Company will have a maximum payout of up to $5,000,000 per year, with a total maximum payout of $15,000,000. The Company evaluates annually the fair value and adjusts as needed.

NOTE 10 – DERIVATIVE CONTRACTS

In the normal course of business, the Company enters into derivative contracts for trading purposes. Typically, these derivative contracts are traded much like their equities counterpart through the Company's trading strategies and are not utilized to economically match the equities trading objectives of the Company. The Company's derivative trading activities involve the purchase and sale of exchange-traded futures contracts. The Company records its derivative activities on a mark-to-market basis.

Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms and future dates. Each of these contains varying degrees of off-balance sheet risk whereby changes in the market value of the securities underlying the financial instruments or the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Positions in derivatives are carried at fair value and are based on quoted market prices (Level 1). Unrealized gains and losses in open derivative positions are netted against each other with the net amount of approximately $(13,699,000) included in the receivable from brokers at December 31, 2021.

NOTE 11 – TRANSACTIONS WITH AFFILIATE

The Parent has a minority interest investment in a third-party broker-dealer (the "Borrower" or "Affiliate"). In May 2019, the Company issued a demand note to the Borrower. The principal of the demand note is $3,000,000 and has an interest rate of 3% per annum on the unpaid balance. The entire principal and any accrued interest is fully and immediately payable upon demand of the Company. The Company has not requested payment as of December 31, 2021. The principal and accrued interest associated with the demand note are found in other assets on the statement of financial condition. Unrelated and in addition to the demand note with the Affiliate, the Company has a revenue sharing agreement with the Affiliate.